UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes     No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes     No  X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No  X

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE NO. 138/2007

10/23/2007
7:15 p.m.

PEMEX-EXPLORATION AND PRODUCTION REPORTS ON THE INCIDENT INVOLVING THE “USUMACINTA” SELF-RAISING DRILLING EQUIPMENT
AT THE KAB 101 LIGHTENED PLATFORM

After concluding intervention work in the Sinan-52 well, the Usumacinta self-raising offshore drilling platform, owned by Compañía Perforadora Central, S.A. de C.V. and hired by Pemex-Exploration and Production (PEP) to drill wells in the southwestern marine region, was carrying out equipment interconnection today to perform drilling in the Kab 103 well in the Kab 101 Sea Pony lightened platform.

The Kab 101 platform was set up in 1994 and is located 32 kilometers from the Dos Bocas, Tabasco port and 75 kilometers from Ciudad del Carmen, Campeche.

Around noon, the effects of cold front number four that is affecting the Gulf of Mexico started to be felt in the Sonda of Campeche. Bad weather conditions with winds up to 130 km/hr and waves from 6 to 8 meters high caused oscillations in the Usumacinta platform. That caused the platform cantilever to hit the upper part of the valve shaft of the Kab-101 well, which resulted in a crude oil and gas spill, because the surface control connections were broken when the well was struck.

At 2:20 p.m., PEP personnel shut off the sub-superficial safety valves on the Kab 101 and Kab 121 wells, as well as the mechanical master valve on the latter well. Despite the work on the Kab 101 well, the safety valve was not sealed, which resulted in a further gas and crude oil spill, in a lesser amount, and control of the valve was lost at 3:35 p.m.

According to the safety procedures of the entity, 81 people were evacuated from the Usumacinta platform in life-saving boats, with the support of the Morrison Tide firefighting vessel. Currently, evacuated personnel is being rescued. Additionally, three more boats are heading to the area to help control the well.

Specialized personnel in Ciudad del Carmen are evaluating the situation and are designing a program to stop the spill. Due to bad weather conditions, personnel from the entity is expected to evaluate the condition of the affected well to more accurately define the details of the repair operation. Additionally, once weather conditions allow it, two more vessels will arrive in the area to help repair the damage and speed the work so as to minimize the harm to the environment that the spill could cause.

Notably, the Mexican Navy is helping the entity address the incident.

PEMEX will continue to report the developments in the repair and evaluation of the damage of this incident in a timely fashion.

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE NO. 142/2007

10/25/2007
7:00 p.m.

PEMEX REPORTS NEW DATA ON THE SONDA OF CAMPECHE ACCIDENT

According to the last official data on the accident at the Usumacinta platform, Petróleos Mexicanos reports that of the 86 people involved, 63 have already been rescued and are safe.

Unfortunately, the number of workers who have been confirmed dead up to now has increased to 19. Search and rescue continues for four workers who are still missing.

PEMEX deeply regrets the death of its workers and of workers from servicing companies who were aboard the Usumacinta platform.

On the other hand, PEMEX reports that a specialist crew is already at the spill site to evaluate the different options of controlling the spill as quickly as possible.

We reiterate that the spill is mostly gas that evaporates into the atmosphere, so the spill of crude oil into the sea has been less than originally projected.

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE NO. 148/2007

10/29/2007

PEMEX REPORTS NEW DEVELOPMENTS IN THE RESCUE EFFORTS

PEMEX reports that by 6:00 p.m. today, the bodies of 21 workers who were victims of the accident at the Usumacinta platform were recovered.

PEMEX deeply regrets the death of these workers, and expresses its sincerest condolences to their families.

Investigation into the cause of the accident will be carried out in accordance with the legal provisions established by the relevant authorities, and Petróleos Mexicanos will fully cooperate in these investigations.

Due to the arrival of cold front number five today, Pemex-Exploration and Production evacuated the specialized personnel working at the Usumacinta platform who were performing repair work at the Kab 101 well.

During the time the staff was aboard the platform, they advanced in the placement of control valves and connections to introduce cement.

Notably, more than 200 platforms located at the Sonda of Campeche continue to work normally.

Finally, PEMEX reports that its environmental conservation staff made inspection flights in order to locate the area of the crude oil spill, placed floating barriers to confine and recover it and to disperse biodegradable chemical powders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Guadalupe Merino Bañuelos
Guadalupe Merino Bañuelos Associate Managing Director of Finance

Date: November 1, 2007

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.